

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via Email
Christopher D. Maher
Chief Executive Officer
Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, CT 06901

      Re: Patriot National Bancorp, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 23, 2011
               Form 10-Q for Fiscal Quarter Ended March 31, 2011
               Filed May 13, 2011
               File No. 000-29599

Dear Mr. Maher:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Christian Windsor

                        Christian Windsor
                        Special Counsel